Stephen Hodges

From: Stephen Hodges
Sent: Monday, December 4, 2023 12:54 PM
To: Ken Cooper
Subject: RE: Session with MFIN

Thanks for setting this up, Ken and for your level-headedness. I feel better but there are still lingering (material) concerns. He's being too dismissive of the SEC suit. It's not only about whether he did anything illegal but rather it's the ethical questions around what he did and also the level of control he clearly exerts over the board. An independent 3rd party investigation would show that the board had teeth and if he did nothing wrong, would "neutralize" the SEC allegations. At a high-level, consumer weakness concerns (RV specifically) and Andy's credibility are the biggest impediments to cheaper and more flexible debt, broader institutional buy-in, deeper debt/stock trading liquidity, and as a consequence, stock appreciation. So my entire focus would be on mitigating those 2 concerns.
No need for you to respond to whether these do or don't make sense but he needs to hear it.

From: Ken Cooper [redacted]
Sent: Monday, December 4, 2023 9:08 AM
To: Stephen Hodges [redacted]
Subject: Session with MFIN

Stephen:

Good morning. I hope you had a nice weekend.

Looking forward to the session later today. Thanks again for sending your questions in advance.

I expect a good, positive exchange. One thing that I think would be helpful is for Andrew and Anthony to hear from you what you are trying to accomplish. Tell them a story – "a few years ago, I was introduced to MFIN through…..". Explain why you made your investment and what your plan is for it to get monetized. Your level of work is good and is usually what we see by those looking to add to their investment. Perhaps that is what you are thinking, but it seems your approach is more in line with being connected to your current investment.

Thanks in advance for helping bring positivity to the call. It should be good.

Talk soon.

Ken

Ken Cooper
Four Hills Advisors
Managing Director
[redacted]



From: Stephen Hodges ▮▮▮▮▮▮▮▮▮
Sent: Tuesday, November 28, 2023 12:38 AM
To: Ken Cooper ▮▮▮▮▮▮▮▮▮▮▮▮▮
Subject: Re: Questions for tomorrow

Ken,
Please see the questions below. Some of these might be very quick responses, others may not be answerable, so I included more rather than less questions. I have some accounting specific questions I can address with Anthony at a later date.

1. Cleaning up earnings
    a. Since the Medallion business line has been discontinued and the net carrying value on the balance sheet is a rounding error, can they implement a clearer way to remove P&L noise and report core business metrics more clearly?
    b. The 3Q23 10Q states that Medallion cumulative net charge-offs and loan collateral in process of FC represent ~$201MM in potential "collection opportunities" a drop from $231MM at 2Q23. I calculated ~$239MM at 3Q23. Can I get a period over period reconciliation?
    c. Carrying value of Medallion assets do not seem to add up at $79,500 and $11,500 (NYC and Chicago). Can they run through the math?
2. Asset Quality (focusing on nonprime/subprime Recreation Portfolio).
    a. Non/subprime Recreation exposure declined to 38% at 3Q23 vs. 44% or $520MM at FYE22. Percentage decline is significant, but only a slight decline in absolute dollars at FYE22. What percentage of new quarterly originations were subprime?
    b. What is the subprime LTV for their outstanding loans and specifically on RVs?
    c. What credit tightening decisions are they making with subprime to account for a changing demand environment? E.g. requiring more cash downpayment, haircutting collateral value at origination. Note that the avg. term for new originations are trending longer, more so for Recreation than for Home Improvement.
    d. What are the DQ and charge-off trends for your subprime portfolio? Which vintage years are the worst performing?
    e. Is it appropriate to maintain the same average life for the Recreation portfolio exits (41 months +/- since 1Q22)?
    f. Recreation loss assumptions have increased to 264 bps from a low of 126 at 3Q22? Concerning and what is the cause? Collateral value?
    g. Avg. origination FICO has remained very steady and improved over FYE21 and FYE22? Thoughts on this going forward? Pressure from dealers/FSPs?
3. Profitability
    a. ROAE & ROAA: Excluding the medallion impact, my calculations are showing a steady annual and quarterly decline with projected ROAA at 1.2% and ROAE at 8.8% at FYE23. Is this concerning?
    b. Recreation and Home Improvement yields are flat to declining last 5 quarters. Why haven't they pushed through rate increases?
    c. Insourcing all servicing. Control over DQ, customer contact and data collection. Why are they still connected to SST?
    d. How do they view importance of technology investment to boost loss mitigation or efficiency/productivity?
4. Greater disclosures
    a. "ABS" approach. Pre-empt consumer credit concerns. Vintage performance, LTC/LTV, cash downpayment, cumulative prepayment rates, cumulative default rates?
    b. Greater disclosures on parent only condition/liquidity?
5. SEC Suit
    a. Status update?

b. Total cost to the Company (to date) and any portion covered by D&O? D&O policy limit breached/met if applicable? Can you lead me through the $6.5MM liability "as a result of the collection of insurance coverage with respect to these [legal] costs."?

c. Consideration of appointing independent 3rd party to look into the allegations and potentially exonerate Murstein and ease investor concerns?

I look forward to the conversation. Thank you for setting it up.

Stephen Hodges | President

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From:	Stephen Hodges
Sent:	Tuesday, December 12, 2023 6:33 PM
To:	Andrew Murstein
Subject:	Re: Follow up to our talk
Attachments:	Part 2.Summary Analysis for the Board of Medallion Financial Corp.20231212.pdf; Part 1.Summary Analysis for the Board of Medallion Financial Corp.20231212.pdf

Andy,

I appreciated the time you spent on the call last week and for the collaborative approach you took to the discussions. As you requested, I have summarized in a concise way, the issues I raised in the analysis I sent to you and the Board. Part 1 deals with governance, executive comp, leadership and the SEC suit. Part 2 deals with the business model concerns, disclosure suggestions, and risk mitigants. Part 2 I will also send/cc to Anthony.

For Part 2, clearly, you will decide what's best for investor disclosures in your quarterly filings and some of my suggestions may be too much of a stretch. But if the goal is to stop being penalized from a valuation perspective for consumer credit uncertainty, showing you have robust analytics and monitoring systems will help in a meaningful way, as will having a viable plan to thrive in/adapt to the future.

However, I am most concerned with Part 1. I don't think we are seeing most of the issues raised in Part 1 the same and I don't see that gap being bridged. Even something as straightforward as getting an independent 3rd party investigation into the SEC allegations seems like long shot. Investors have lost trust and I don't believe it will be regained, which could leave MFIN permanently undervalued in the micro-cap category, with little ability to grow into new opportunities in the next 1-5 years. All it will take is one stumble, and the over-reaction could be harsh. Absent a significant change, we are very concerned how Part 1 issues will impact all stakeholders and the value of our substantial investment in Medallion Financial. To that end, we are considering all options available to us to mitigate that risk.

First and foremost, do you see the Part 1 issues as fixable or as important as we do? If you do not, then as a courtesy, I wanted to talk to you first about the next steps we will have to take to ensure we have voice at the table. We believe that there are material future issues Medallion Financial (and all consumer lenders) will face and being a creditor means that our upside is capped while our downside is not, so we are particularly sensitive to the potential risks in a rapidly changing economic environment. Risks that might be better rewarded through a meaningful equity stake, for example. Please digest what I've attached and let me know when/if you are free for a phone call later this week.

Sincerely,

Stephen Hodges | President
ZimCal Asset Management LLC
Member, BIMIZCI Fund LLC

████████████████ | www.zimcal.com



Stephen Hodges

From:	Ken Cooper ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮
Sent:	Tuesday, December 19, 2023 6:18 AM
To:	Stephen Hodges
Subject:	RE: Follow up to our talk

Got it. Thanks.

Transfer agent is:

American Stock Transfer & Trust Company, LLC
Address: 6201 15th Avenue, Brooklyn, NY, 11219
Phone: (800) 937-5449
E-mail: info@amstock.com

Although AST is in the process of merging with Equiniti so the contact info may change at some point.

If you want to let us know the range of position you are seeking, we can keep this in mind and possibly help facilitate a block trade with another holder.

<mark>And yes, you have the gist of what I was asking about your current position and your plan to monetize.</mark>

Thanks,

Ken

Ken Cooper
Four Hills Advisors
Managing Director

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From: Stephen Hodges ▮▮▮▮▮▮▮▮▮▮▮▮▮▮
Sent: Monday, December 18, 2023 4:42 PM
To: Ken Cooper ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮
Subject: Re: Follow up to our talk

Sorry for the late reply, Ken. Unlikely that they would mirror the SEC investigation, but most of what's happened at Medallion are ethical violation, and there are several firms that investigate that and compare the behavior to some code of conduct.
Could you please let me know who the transfer agent is for Medallion stock? Can we buy stock directly from the company?

Finally, you asked us to discuss how we planned on monetizing our position before and I want to make sure I understood your question. Did you mean selling to another investor? Offering it to Medallion at a discount? Holding until maturity? Partial debt to equity swap? Etc.

Steve.

Stephen Hodges | President
ZimCal Asset Management
███████████████████████
████████████████ | www.zimcal.com

- Sent from my Samsung S23

Stephen Hodges

From:	Stephen Hodges
Sent:	Tuesday, January 2, 2024 10:51 AM
To:	Andrew Murstein
Cc:	Anthony Cutrone
Subject:	RE: Follow up

Follow Up Flag:	Follow up
Flag Status:	Flagged

Thank you for the response and I hope you had a restful holiday as well.

As a courtesy, I am notifying you that we will be submitting our nominees today. Again, I've been very clear that I would like to maintain a dialogue and I know we both want what's best for the company and its investors. We are not required to publicize our nominees or our proxy challenge and do not plan on doing so at this point.

From: Andrew Murstein ██████████████████████████

Sent: Tuesday, January 2, 2024 7:08 AM

To: Stephen Hodges ██████████████████

Cc: Anthony Cutrone ██████████████████████

Subject: Re: Follow up

Happy new year. Hope you had a nice long weekend. I hope to get back to you on the below by the end of today. Thank you.

Andrew Murstein, President
Medallion Financial Corp.
437 Madison Ave - 38th Floor
New York, NY 10022

www.medallion.com

On Jan 1, 2024, at 3:42 PM, Stephen Hodges ██████████████████████ wrote:

[EXTERNAL]

I am following up from our conversation to clarify several important items and to ensure we avoid any confusion. I encourage you to email me back if you have any concerns or have a "fuzzy" recollection of any items listed below. The last few points are aimed at questions raised by Anthony:

1. We have held our investment for almost 3 years and have never agitated for change but faced with what will certainly be a different credit and competitive environment and the still-pending SEC lawsuit, we feel we must proactively voice our concerns and help the Company focus on excelling in its CORE business over the mid-and long-term rather than quarter to quarter.

2. The obvious and clichéd tactic with an activist is to claim the activist is self-serving rather than serving the interests of shareholders or stakeholders. I will be very, very clear about this. We think that Medallion Financial Corp (the "Company"), and specifically, Medallion Bank (the 'Bank"), has tremendous potential and if MOST of our observations are addressed and

recommendations are followed, we unequivocally believe that the enterprise value of the Company will increase in both the short and long run. Since the changes are aimed at making the Company a better run, more transparent and more profitable entity, we STRONGLY believe that these changes will lead to more retail and institutional interest in the Company which will deepen liquidity/volume for both debt and equity. Better ROAA, ROAE and and balance sheet optimization will drive down the risk premium of the Company which will positively impact ALL debt and equity valuations and holders. My extensive analysis, stretching back over 15 years clearly shows the level of thought we put into our approach.

3. Since the TruPS are long-dated and despite their floating rate exposure, their present value is far more sensitive to changes in the risk premium. TruPS in general, also have few financial (or other) covenants and are the most subordinated debt in the capital stack. These "equity-like traits", including a deferral option in most cases but not for the Company, are why TruPS are eligible for inclusion in consolidated bank holding company capital ratios. This is not applicable to the Company's unique legacy holding company structure, but I bring this up because I want to illustrate the "equity-like" risk inherent in TruPS in which catastrophic bank performance has a non-zero probability of impairing their par value. Even through TruPS exposure alone, I would argue that we are far more aligned with the health of equity holders than we are with senior debt holders. Our equity position of course is fully aligned with the interests of shareholders.

4. As a result of our TruPS equity-like exposure and our equity investment which we intend to increase over time, we desire a "seat at the table" which means board representation because we feel, as we clearly pointed out through 11 pages of my 21 pages of analysis, that governance can be substantially improved and this becomes critically important in a rapidly changing and challenging rate or economic environment. We do not believe any material governance changes will be made without pressure from an investor like us.

5. Any debt or equity investor is faced with options to stay in or exit an investment. Much like the Company, we seek to maximize returns on our investment and in that analysis consider all options. We can hold our investment, sell our investment to a third party, sell our investment back to the Company or find a structured solution with the company, e.g. convert our investment to an equity/cash position. If the changes we seek are implemented, we believe that the Company would be an excellent long-term investment. If those changes are not made, we believe that our investment could face material risks, perhaps not identical to the decline in the Medallion portfolio, but echoes of it; where management refused to recognize and mitigate clear risks and almost caused the collapse of the Company. These risks could manifest themselves in the short- or medium-term. If changes aren't made, and risks remain high, like any investor we would consider mitigating our exposure, perhaps by decreasing it or hedging it and would continue to loudly seek changes, through public and private channels, that would benefit all stakeholders.

6. I take contemporaneous notes of any calls I have and in our call on 12/20/23, you bought up the idea of a payoff. I responded on the call, that I would present options to you including a complete or partial payoff or a partial swap for debt/equity. Anthony Cutrone was also on that call. I also indicated that I would email you data that would drive our valuation and referenced that we would be looking at the go-forward returns and other opportunities out there. In my email follow up later that day outlining a few of these key points; you did not correct my observations.

7. I emailed you data on both a payoff and a "hybrid" solution, in which we would retain equity exposure, on 12/28/23. I note for you that through the hybrid solution, the retained equity exposure would mean that we would remain invested and would still have a strong vested interest ensuring the Company's enterprise value is maximized and governance and business changes are implemented.

8. You and Anthony spent an inordinate amount of time discussing only the payoff scenario, which I pointed out was only in response to your request. During that discussion, you asked how that would benefit shareholders and as I responded repeatedly, the payoff request was in response

to your request. On the broader issue of whether paying down debt with cash on hand benefits shareholders, clearly in certain circumstances it does. Debt paydowns reduce solvency risk and lower the risk profile of an issuer and increase their future debt raising capacity. All these directly increase the value of the equity and any remaining debt and improve an issuers leverage ratio. Whether that's the TruPS, bank debt or senior notes, the calculus is the same.

9. Any expensive debt you can repay with cheaper debt clearly also has a direct impact on shareholders who are the beneficiaries of the saved interest expense. For issuers acquiring their own debt, there is a unique additional and material benefit in that they also instantly realize the cancelation of debt gain (rather than accreting through maturity for an investor) which also benefits current shareholders. These neither support paying us off nor keeping the TruPS outstanding, but your future analysis on any debt repayment needs to be far broader than the simplistic approach discussed during our call on 12/29/23.

10. Finally, in order to determine the cost of floating rate debt, rather than believing that "rates will do down" which they probably will (and they will probably go up in the future) you can either use forward 3MO TSOFR data or 3MO TSOFR swap rate data and apply the appropriate risk premium to the generated cash flows to determine the PV of the debt. The SOFR floating-to-fixed rate is widely publicized and reflects market participants views. A discount margin approach would be more conventional too but a little more work would be involved. Risk premiums applied over an extended period should be taken with a grain of salt since they are an average and wouldn't for example, recognize a deterioration or improvement in the Company's financials in the future that would impact the risk premium in the future. However, you have 2 recent offerings that give you sense of senior unsecured risk premiums over the risk free rate over a 5 and 10 year span. These approaches would allow you to actually make an informed decision about any floating rate debt you have or may have in the future and also gauge the benefits of a payoff or debt to cash/equity scenario in which an investor would still retain significant equity.

11. Either way, the payoff analysis was at your request and if you wish to pursue that conversation or any other scenario, that is entirely your choice and we will respond to serious solutions. But our entire focus right now is on helping strengthen the Company and maximizing value for all stakeholders and we consider ourselves an investor for the long run.

Stephen Hodges | President

███████████████████ | www.zimcal.com

in error,
please immediately notify the sender and permanently delete the original and any copy or printout thereof.

BIMIZCI Fund LLC
C/O Cogency Global Inc.
850 New Burton Road, Suite 201
Dover DE 19904

February 12, 2024

Andrew Murstein
COO/President
The Board of Directors, Medallion Financial Corp.
Medallion Financial Corp.
437 Madison Ave, 38th Floor
New York City, NY 10022

Dear Mr. Murstein,

In response to your request for a "specific proposal" in your email to me dated February 1, 2024, I have put together a list of what BIMIZCI Fund LLC ("BIMIZCI") believes will address some of the main deficiencies with Medallion Financial Corp. (the "Company") and what we would like addressed in order of importance in Section 1. This list is not exhaustive, and we reserve the right to make adjustments, but it addresses all of our main concerns and more importantly, benefits all stakeholders. Section 2 elaborates on your request for a payoff or what our "monetization" preference is, as articulated in the call with you and Anthony Cutrone on December 20th, 2023 and with you, Ken Cooper and Anthony Cutrone on December 4th, 2023 respectively.

Section 1 – Improvements demanded to maximize value for all stakeholders

Primary Demands:

Governance: **Appoint new or replace existing Directors with forward thinking banking/lending experts and eliminate effective control of the Board by the Murstein family:**
The average age of the existing board is 74 and "new economy" experience is lacking. The Board also needs members that can ask the right questions and have an extensive understanding of the risks of consumer lending. Given the fast-paced changes in consumer lending, loan distribution, securitization, technology utilization for both servicing and underwriting, to name a few, the Company needs a Board that can advise on necessary changes that will allow it to compete in an increasingly competitive space. Three of the eight existing board members are Murstein family members, namely Andrew Murstein, Alvin Murstein and Andrew Murstein's father-in-law David Rudnick. Alvin Murstein is also chairman of the Board. This structure should be changed since it does not allow for an independent Board or a dynamic environment for the exchange of new ideas. The Company should immediately appoint our two nominees to the Board.

Appoint an Independent Investigator to look into the SEC Allegations:
The focus would not be on the legality of Andrew Murstein's actions but rather compliance with the Company's internal controls, policies and procedures. The firm should be reputable, independent, and protected from any undue influence from non-independent Directors. The investigation should determine to what extent Andrew Murstein did or did not violate the Company's Code of Ethics and/or his fiduciary responsibility as a Board member. It should also determine to what extent the Board oversaw the valuation process for Bank subsidiary, mitigated the conflict of interest with

Andrew Murstein leading that process, whether any quid pro quo arrangements were used as an enticement for a higher valuation, and the Board's evaluation of the valuation methodology and conclusion.

Show justification for the exorbitant Change-In-Control payment to Andrew Murstein:
Andrew Murstein's potential payment upon a Change-In-Control was $14.3 million at FYE22. The market capitalization of the Company was $158 million at FYE22, meaning Murstein's payout equated to 9% of the Company's total market capitalization. We would like a comprehensive explanation of how this was, and continues to be, justified given recent underperformance, primarily the $283 million in charge-offs (net) through 3Q23 in the Medallion portfolio as well as the actions that led to the SEC suit.

Show justification for the amount of Andrew Murstein's compensation, the incentive targets and the proportion of current versus long-term compensation:
Despite the fact that Medallion Bank generated $79 million in (unadjusted) pre-tax operating profit, the (consolidated) Company generated $64 million in (unadjusted) pre-tax profits, equating to a net ($15 million) drag on operating profits, the Bank's CEO was paid $1.5 million in total compensation at FYE22, while Andrew Murstein was paid $4.7 million at FYE22. From 2016 to 2020, in the midst of the Company's Medallion lending crisis and existential losses, Andrew Murstein continued to receive substantial bonus payments every year. Relative to Company identified peers, Murstein was also paid excessively utilizing several key metrics. Murstein's 2022 cash compensation totaled 75% of his total compensation which does not appear to incentivize long-term decision-making. Murstein also received $77,327 in perquisites at FYE22 compared to a median Company salary of $91,893. Murstein's (and other NEOs) compensation at FYE22 was also materially influenced by incentive targets that included non-core metrics (the Medallion portfolio). The Board should incorporate asset quality, core ROAE, core ROAA, and other lending-specific metrics into its compensation structures to align long-term shareholder interests with that of management.

Show justification for the structure and terms of the Employment Contract with Andrew Murstein:
Andrew Murstein's most recent employment contract ends May 29, 2027 but on May 29, 2024 and every subsequent year, it renews for another 3 years unless it is terminated in the first year of the contract. The termination period should be shifted to the last year of the contract which would allow the Board to act in the best interests of shareholders immediately in the event of underperformance.

Show justification for the benchmark institutions the Board is using for Andrew Murstein's compensation:
The benchmark institutions the Board is using are radically different in business focus, market capitalization, leverage and profitability and so are of limited use for comparison purposes, and yet Medallion still compares poorly on key metrics.

Show justification for the Board being unwilling to recoup or clawback compensation:
Both the Medallion loan implosion and the actions that led to the SEC complaints certainly do not "promote a culture of risk mitigation, integrity and accountability" and would appear to fit the definition of "detrimental conduct" and yet no actions were taken despite the Board having the authority to do so.

The Board should show the steps it is taking to perform its fiduciary oversight over risk management:

The Board should immediately implement required Board and public reporting from management that tracks and clearly illustrates the key risks the Company faces particularly in its riskiest loan segment – subprime recreation loans. Had the Board performed this responsibility prior the Medallion loan implosion, the Company could have prevented or reduced the ~$280 million in net losses and the continuing overhang of the Medallion implosion and its ongoing impact on the Company's market capitalization and enterprise value.

Financial Records:

Bank Valuation Increase:

The Company should provide valuation and precedent transaction data (including target company, sales multiples, etc.) used for the Medallion Bank valuation increase as referenced in their March 30th, 2018 10Q and December 31, 2017 10K (see below). This would allow us to determine the source of valuation increase. We have uncovered no precedent data that supports these metrics for any lending institution, let alone one with with comparable asset quality concerns. We would like to know the strength of the SEC complaint with respect to the justification for the valuation increase. If the SEC were to prevail, and in the unlikely event the Bank's valuation was adjusted, we would like to know the extent of that revaluation and its impact on Goodwill/Intangibles.

Medallion Bank Valuation Data

As of: 12/31/17
Precedent M&A transactions

Fair Value	290,548
Price/Tangible Book	2.10x -2.50x
Price/Earnings	8.7x - 10.6x
Weight of Valuation Method	NAV

As of: 03/31/18
Precedent M&A transactions

Fair Value	320,143
Price/Tangible Book	2.25x -2.50x
Price/Earnings	25x - 28x
Weight of Valuation Method	NAV

Detailed performance of subprime Recreation loan portfolio:

Arguably these should be continuously reported in the Company's public financial filings since this represents the biggest performance risk to the Company. These metrics should also be isolated from the broader Recreation portfolio. The Company needs to show that it has the technological capabilities to track trends and mitigate losses and then provide performance data in this portfolio using both vintage and other stratifications, including some or all of the following key metrics:

- Delinquencies, net charge-offs, losses given default by vintage.
- Delinquencies, net charge-offs, losses given default by FICO or collateral type.
- LTV by vintage.
- Prepayment trends.
- Prime versus Non-Prime origination data each quarter.

- Delinquency migration, e.g. 30 DPD to 60 DPD and vice versa.

Conduct stress tests for the subprime Recreation Portfolio:
Given the Company's high advance rates/no money down combined with the inflated value of recreation vehicles in 2021 and 2022, we believe losses given defaults will be higher for non-performers and believe the company should stress their assumptions based on lower recovery rates from collateral sales.

Provide detailed costs and extent of D&O Coverage specifically related to the SEC lawsuit:
Despite numerous requests the Company has declined to provide the legal costs of defending Andrew Murstein and the Company from the SEC, the extent of D&O coverage, and remaining D&O coverage. This will help future board members gauge their exposure and liability and show the direct impact of Murstein's actions on Company profitability and shareholder returns. Since the SEC is seeking to permanently bar Andrew Murstein from leadership in a public company, we believe Murstein loses nothing personally by continuing to fight the allegations, rather than seeking a compromise, on the contrary Medallion Financial Corp. has much to lose by fighting the allegations both in terms of the real cost it is bearing on Murstein's behalf and the potential for more punitive actions by the SEC in the event the SEC prevails in its lawsuit.

Secondary Demands:

Financial Records: **Itemization of equity positions and source of valuation methodology for Medallion Capital investments.**

Disclosure Requests: **Provide Parent Company only financials each quarter due to the unique dynamic between holding company and FDIC-insured bank subsidiary.**

Expense Controls: **Reduce the size of the Manhattan lease and footprint:**
The Company's lease expense per annum was $1.8 million at FYE22. The Company has 33 non-Bank employees not all of whom work in the Manhattan office. The Bank's lease was $550,000 at FYE22. The Bank has 119 employees most of whom work in the Utah headquarters.

Critically examine the existing outsourced servicing and collections model

Business Strategy: **Proactively formulate a plan to address the rapidly changing and competitive nature of Recreation and Home Improvement lending and optimal ways to adapt:**
The two verticals the company operates in are extremely competitive with little barriers to entry. The Company has remained profitable due to its cheap, FDIC-insured funding source, anomalously low rate regime and anomalously low defaults and charge-offs. That will change in 2024 and beyond.

Reduce/eliminate non-core business lines that have been a perennial drag on performance and are discounted by market participants:

Section 2 - Outcomes

Outcomes by preference:

1. The Company appoints our 2 board nominees to the Board and implements all our primary demands as highlighted in Section 1. We would no longer agitate for changes through a proxy contest and would fully support Medallion to become best-in-class.

2. If the Company is unwilling to address our concerns and does not choose Outcome 1, we will continue to build up a larger and larger equity stake when the right buying opportunities present themselves. We think we will see more opportunities in 1Q24, 3Q24 and 4Q24. We will continue to push for two board seats through a proxy fight in 2024, and every year thereafter if we are unsuccessful. We believe that 2024 company core-performance, particularly charge-off trends and profitability, will bolster our case. We will continue to relentlessly pressure the Company to adopt our stakeholder-first demands while highlighting the potential of the Company's platform if it had best-in-class management and governance.

3. As previously discussed, convert our debt to cash/equity. We would be willing to take ~$9MM in cash, convert $4MM to equity and forgive $2MM. We would be willing to acquire the $4MM in equity from Medallion rather than the open market which would result in both a combined $6MM pre-tax boost to equity and ~$2MM avoided in interest expense over the next 2 years, which would benefit all shareholders. The Parent company's lowered leverage ratio would also materially improve solvency risk. We would also want one board seat (either an additional seat or to replace a board member lacking necessary experience) and seek improvements in Company leadership. However, we would then publicly support the Company and work with leadership to maximize value and institutional investor appeal in what will/could be a difficult economic environment. We can also provide value in thinking through how to adapt to rapid technological changes in underwriting, distribution and loss mitigation, and a more competitive consumer lending landscape. Of course, if the Company finances part of the payoff with debt, that interest expense will need to be considered.

4. Andrew Murstein also raised the idea of a payoff in prior conversations. BIMIZCI is willing to accept ~$12MM. The Company will realize a $3MM cancelation of debt pre-tax gain in equity, will avoid ~$2MM in interest expense over the next 2 years and will retire debt with a forward yield-to-maturity (cost of capital) of ~10% (using forward 3 MO TSOFR through maturity) which is more expensive than any other debt in the capital stack. The Parent company's lowered leverage ratio would also materially improve solvency risk. This outcome is only appealing if the Company is unwilling to give us board representation and implement our recommendations, since BIMIZCI then faces a higher probability of loss or greater illiquidity as Company performance inevitably declines or stagnates. In prior communication, it seemed the Company's CFO had some difficulty understanding how to present-value variable rate debt and BIMIZCI went through parts of that analysis in a prior email sent on January 1st, 2024. Depending on how the Company repays the TruPS, the same caveat in Outcome 3 above applies.

Sincerely,



Stephen Hodges

Member, BIMIZCI Fund, LLC

Stephen Hodges

From: Stephen Hodges
Sent: Friday, March 1, 2024 3:34 PM
To: Andrew Murstein
Subject: FW: Re: Follow up
Attachments: Proxy Letter to the Board of Medallion Financial Corp.20240207.v2.pdf

In thinking through our conversation last week, I decided to re-send the email that I sent to you on January 1st (see below). The last few bullet points give you all you need to think through how to value a floating rate indebtedness. An outfit like Chatham Financial can provide you with forward 3MO TSOFR and swap data so you can compute forward yields. You need to understand that your debt, particularly your TruPS are unique in several ways but primarily because they have no deferral option built in and the issuer is a consumer-focused industrial bank. There are literally no other securities out there structured like it with an issuer like you, under an SEC investigation to boot.

But more importantly, it seems that you are singularly focused on Outcome 4 in our letter we sent to you and the Board over 2 weeks ago(attaching v2 with a correction to the subsidiary valuation at 12/31/17). Outcome 4 was included in response to your previous request. There are 3 other outcomes in the letter that are all viable outcomes with Outcome 1 our preferred solution. There could be more options if you and the board would like to discuss alternatives. I repeat, we are a long term investor and believe that with the right governance, leadership and business focus, Medallion Financial Corporation has tremendous potential that it is currently not close to fulfilling. With the wrong governance, leadership and business focus, Medallion Financial Corporation could face existential issues or a hugely diminished enterprise and equity valuation.

From: Stephen Hodges
Sent: Monday, January 1, 2024 12:42 PM
To: Andrew Murstein [redacted]
Cc: Anthony Cutrone [redacted]
Subject: Re: Follow up

I am following up from our conversation to clarify several important items and to ensure we avoid any confusion. I encourage you to email me back if you have any concerns or have a "fuzzy" recollection of any items listed below. The last few points are aimed at questions raised by Anthony:

- We have held our investment for almost 3 years and have never agitated for change but faced with what will certainly be a different credit and competitive environment and the still-pending SEC lawsuit, we feel we must proactively voice our concerns and help the Company focus on excelling in its CORE business over the mid-and long-term rather than quarter to quarter.
- The obvious and clichéd tactic with an activist is to claim the activist is self-serving rather than serving the interests of shareholders or stakeholders. I will be very, very clear about this. We think that Medallion Financial Corp (the "Company"), and specifically, Medallion Bank (the 'Bank"), has tremendous potential and if MOST of our observations are addressed and recommendations are followed, we unequivocally believe that the enterprise value of the Company will increase in both the short and long run. Since the changes are aimed at making the Company a better run, more transparent and more profitable entity, we STRONGLY believe that these changes will lead to more retail and institutional interest in the Company which will deepen liquidity/volume for both debt and equity. Better ROAA, ROAE and and balance sheet optimization will drive down the risk premium of the Company which will positively impact ALL debt and equity valuations and holders. My extensive analysis, stretching back over 15 years clearly shows the level of thought we put into our approach.

- Since the TruPS are long-dated and despite their floating rate exposure, their present value is far more sensitive to changes in the risk premium. TruPS in general, also have few financial (or other) covenants and are the most subordinated debt in the capital stack. These "equity-like traits", including a deferral option in most cases but not for the Company, are why TruPS are eligible for inclusion in consolidated bank holding company capital ratios. This is not applicable to the Company's unique legacy holding company structure, but I bring this up because I want to illustrate the "equity-like" risk inherent in TruPS in which catastrophic bank performance has a non-zero probability of impairing their par value. Even through TruPS exposure alone, I would argue that we are far more aligned with the health of equity holders than we are with senior debt holders. Our equity position of course is fully aligned with the interests of shareholders.
- As a result of our TruPS equity-like exposure and our equity investment which we intend to increase over time, we desire a "seat at the table" which means board representation because we feel, as we clearly pointed out through 11 pages of my 21 pages of analysis, that governance can be substantially improved and this becomes critically important in a rapidly changing and challenging rate or economic environment. We do not believe any material governance changes will be made without pressure from an investor like us.
- Any debt or equity investor is faced with options to stay in or exit an investment. Much like the Company, we seek to maximize returns on our investment and in that analysis consider all options. We can hold our investment, sell our investment to a third party, sell our investment back to the Company or find a structured solution with the company, e.g. convert our investment to an equity/cash position. If the changes we seek are implemented, we believe that the Company would be an excellent long-term investment. If those changes are not made, we believe that our investment could face material risks, perhaps not identical to the decline in the Medallion portfolio, but echoes of it; where management refused to recognize and mitigate clear risks and almost caused the collapse of the Company. These risks could manifest themselves in the short- or medium-term. If changes aren't made, and risks remain high, like any investor we would consider mitigating our exposure, perhaps by decreasing it or hedging it and would continue to loudly seek changes, through public and private channels, that would benefit all stakeholders.
- I take contemporaneous notes of any calls I have and in our call on 12/20/23, you bought up the idea of a payoff. I responded on the call, that I would present options to you including a complete or partial payoff or a partial swap for debt/equity. Anthony Cutrone was also on that call. I also indicated that I would email you data that would drive our valuation and referenced that we would be looking at the go-forward returns and other opportunities out there. In my email follow up later that day outlining a few of these key points; you did not correct my observations.
- I emailed you data on both a payoff and a "hybrid" solution, in which we would retain equity exposure, on 12/28/23. I note for you that through the hybrid solution, the retained equity exposure would mean that we would remain invested and would still have a strong vested interest ensuring the Company's enterprise value is maximized and governance and business changes are implemented.
- You and Anthony spent an inordinate amount of time discussing only the payoff scenario, which I pointed out was only in response to your request. During that discussion, you asked how that would benefit shareholders and as I responded repeatedly, the payoff request was in response to your request. On the broader issue of whether paying down debt with cash on hand benefits shareholders, clearly in certain circumstances it does. Debt paydowns reduce solvency risk and lower the risk profile of an issuer and increase their future debt raising capacity. All these directly increase the value of the equity and any remaining debt and improve an issuers leverage ratio. Whether that's the TruPS, bank debt or senior notes, the calculus is the same.
- Any expensive debt you can repay with cheaper debt clearly also has a direct impact on shareholders who are the beneficiaries of the saved interest expense. For issuers acquiring their own debt, there is a unique additional and material benefit in that they also instantly realize the cancelation of debt gain (rather than accreting through maturity for an investor) which also benefits current shareholders. These neither support paying us off nor keeping the TruPS outstanding, but your future analysis on any debt repayment needs to be far broader than the simplistic approach discussed during our call on 12/29/23.
- Finally, in order to determine the cost of floating rate debt, rather than believing that "rates will do down" which they probably will (and they will probably go up in the future) you can either use forward 3MO TSOFR data or 3MO TSOFR swap rate data and apply the appropriate risk premium to the generated cash flows to determine the PV of the debt. The SOFR floating-to-fixed rate is widely publicized and reflects market participants views. A

discount margin approach would be more conventional too but a little more work would be involved. Risk premiums applied over an extended period should be taken with a grain of salt since they are an average and wouldn't for example, recognize a deterioration or improvement in the Company's financials in the future that would impact the risk premium in the future. However, you have 2 recent offerings that give you sense of senior unsecured risk premiums over the risk free rate over a 5 and 10 year span. These approaches would allow you to actually make an informed decision about any floating rate debt you have or may have in the future and also gauge the benefits of a payoff or debt to cash/equity scenario in which an investor would still retain significant equity.

- Either way, the payoff analysis was at your request and if you wish to pursue that conversation or any other scenario, that is entirely your choice and we will respond to serious solutions. But our entire focus right now is on helping strengthen the Company and maximizing value for all stakeholders and we consider ourselves an investor for the long run.

Stephen Hodges | President

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